UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No.  )*

                             THE CHARLES SCHWAB CORPORATION
                                    (Name of Issuer)

                             Common Stock, $0.01 par value
                             (Title of Class of Securities)

                                         808513
                                     (CUSIP Number)


             Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







       1   Name of Reporting Person      Transamerica Investment Services, Inc.

           IRS Identification No. of Above Person                    94-1632699

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                        Delaware


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                    9,096,350
        BENEFICIALLY
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power               9,096,350


        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                          9,096,350

       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]


       11   Percent of Class Represented by Amount in Row 9                5.2%


       12   Type of Reporting Person                                         IA








       1   Name of Reporting Person                   Transamerica Corporation

           IRS Identification No. of Above Person                    94-0932740

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Citizenship or Place of Organization                        Delaware


                          5    Sole Voting Power                              0

         NUMBER OF
          SHARES          6    Shared Voting Power                   9,096,350*
       BENEFICIALLY                         * See Note to Exhibit A
       OWNED BY EACH
         REPORTING        7    Sole Dispositive Power                         0
        PERSON WITH
                          8    Shared Dispositive Power              9,096,350*
                                            * See Note to Exhibit A

        9   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                         9,096,350*
                                           * See Note to Exhibit A
       10   Check Box if the Aggregate Amount in Row 9
            Excludes Certain Shares                                        [ ]


       11   Percent of Class Represented by Amount in Row 9                5.2%


       12   Type of Reporting Person                                         HC






             Item 1(a).     Name of Issuer.

                       The Charles Schwab Corporation

             Item 1(b).     Address of Issuer's Principal Executive Offices.

                       101 Montgomery Street, San Francisco, California 94104

             Item 2(a).     Name of Person Filing.

                       This statement is filed by Transamerica Investment
             Services, Inc. ("TIS") and Transamerica Corporation
             ("Transamerica") (collectively, TIS and Transamerica are referred to herein as the "Companies").

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The address of TIS is 1150 South Olive Street, Los
             Angeles, California 90015. The address of Transamerica is 600 Montgomery Street, San Francisco, California 94111.

             Item 2(c).     Citizenship.

                       TIS and Transamerica are Delaware corporations.

             Item 2(d).     Title of Class of Securities.

                       Common Stock, $.01 par value ("Common Stock").

             Item 2(e).     CUSIP Number.

                       808513

             Item 3.   Type of Reporting Person.

                       Each of the Companies is filing this statement pursuant
             to Rule 13d-1(b).  TIS is an investment adviser registered under
             Section 203 of the Investment Advisers Act of 1940. Transamerica is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).

             Item 4.   Ownership.

                       Reference is hereby made to Items 5-9 and 11 of each of
             the cover pages to this statement, which items are incorporated by reference herein.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       Not applicable.






             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       TIS is deemed to be the beneficial owner of 9,096,350
             shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Transamerica Occidental Life Insurance Company ("Occidental") and Transamerica Life Insurance and Annuity Company ("TALIAC"), both of which are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and are subsidiaries of Transamerica. Occidental and TALIAC directly own 3,588,350 and 773,000 shares of Common Stock, respectively. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                       Transamerica may be deemed to beneficially own
             9,096,350 shares of Common Stock, of which 4,588,000 shares are directly owned by Transamerica. The remaining 4,508,350 shares, including 107,000 shares owned for the benefit of non-affiliate investment advisory clients of TIS, are beneficially owned by subsidiaries of Transamerica.*

                       * See Note to Exhibit A.

                       To the knowledge of the Companies, no other person has
             the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Transamerica is filing this statement pursuant to Rule
             13d-1(b)(1)(ii)(G) and not pursuant to Rule 13d-1(c). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.






             Item 10.  Certification.

                       By signing below the undersigned certify that, to the
             best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.






                                         Signature

                       After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                     TRANSAMERICA INVESTMENT SERVICES, INC.


             February 13, 1997       By /s/ Richard N. Latzer
                                         ______________________________________
                                        Richard N. Latzer
                                        President and Chief Executive Officer



                                     TRANSAMERICA CORPORATION


             February 13, 1997       By /s/ Richard N. Latzer
                                         ______________________________________
                                        Richard N. Latzer
                                        Senior Vice President and Chief
                                        Financial Officer






                       Pursuant to Rule 13d-1(f)(1) under the Securities
             Exchange Act of 1934, the undersigned, Transamerica Investment Services, Inc., a Delaware corporation; and Transamerica Corporation, a Delaware corporation; and each of them, hereby agree that the statement on Schedule 13G, dated February 13, 1997 and any amendments thereto, are filed on behalf of each of them.


                                     TRANSAMERICA INVESTMENT SERVICES, INC.


             February 13, 1997       By /s/ Richard N. Latzer
                                         ______________________________________
                                        Richard N. Latzer
                                        President and Chief Executive Officer


                                     TRANSAMERICA CORPORATION


             February 13, 1997       By /s/ Richard N. Latzer
                                         ______________________________________
                                        Richard N. Latzer
                                        Senior Vice President and Chief
                                        Investment Officer






             Each of Occidental and TALIAC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Each of the above entities is a direct or indirect wholly owned subsidiary of Transamerica.


                      Note: Management of the affairs of subsidiaries of
             Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by Transamerica is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by it of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.































                                         Exhibit A